

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Ruben Igielko-Herrlich
President
Streamline USA, Inc.
14 Wall Street
New York, NY 10005

> **Re: Streamline USA, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 28, 2021**
> **File No. 024-11628**

Dear Mr. Igielko-Herrlich:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note that Part I and the offering circular discloses differing amounts related to the number of securities offered and the total offering amount. In this regard, we note that Part I details that you are offering 30,000,000 shares for a total offering amount of $75 million. The offering circular details a maximum offering of 2,000,000 shares for a total offering amount of $5 million. Please ensure that Part I and the offering circular are completely consistent throughout.

2. We note that you have filed your audit report and financial statements as an exhibit to the Form 1-A. The appropriate financial statements must be filed as part of the offering statement and included in the offering circular that is distributed to investors. Please revise the offering circular to include the financial statements and audit report. Refer to Paragraph (a)(1) of Part F/S of Form 1-A.

3. We note that you have entered into a contract with Golden Renaissance Culture Media Co., Ltd. Please file the contact as an exhibit. Please refer to Item 17 of Part III of Form 1-A and Paragraph 6 thereto. In this regard, we note that this contract is directly connected to your large receivable and all of your revenue for the period ending August 13, 2021.

Cover Page

4. We note your disclosure throughout the offering circular that the company's principal place of business and headquarters is in Culver City, California. Please revise the cover page to provide the company's full mailing address and telephone number. Refer to Item 1(b) of Part II of Form 1-A.

5. Please revise the cover page to include a cross-reference to the risk factors section, including the page number where it appears in the offering circular. Additionally, please highlight this cross-reference by bold type or in another prominent manner. Refer to Item 1(h) of Part II of Form 1-A.

Dilution Protection to Shareholders, page 7

6. We note that this section discloses certain dilution protections related to different shareholder groups. We also note that your certificate of incorporation does not detail these dilution rights. Please advise which company organizational document contains and set forth these rights as applicable to the different shareholder groups, or remove them if they are inapplicable to your company.

Description of Business, page 13

7. We note your response to comment 9. Please further revise the offering circular to provide a more detailed narrative description of the company's business and operations. Please describe the business done and intended to be done by the company and the general development of the business since you started doing business in September 2020. Please refer to Item 7 of Part II of Form 1-A. In this regard, we note the included business description does not give investors a clear sense of the company's business, operations or intended plan of operations.

Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services